

Chris Brownrigg · 3rd

Cidermaker at BROWNRIGG HARD CIDER LLC

Seattle, Washington · 247 connections · **Contact info**

BROWNRIGG HARD LLC

 The University of Ne Mexico

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Experience

Cidermaker

BROWNRIGG HARD CIDER LLC

Feb 2017 – Present · 3 yrs 4 mos

Greater Seattle Area

Owner and operator of Brownrigg Hard Cider a urban Cidery located in Seattle Washington.



Technical Analyst

Tessitura Network

Nov 2015 – Feb 2017 · 1 yr 4 mos

Seattle

I worked with Tessitura Web Products applications including TNEW and TN Express. Other duties included SSL certificate acquisition and management and various user interface tasks o client websites using HTML, CSS and JavaScript.



Multi-Media Graphic Designer

Boeing

Apr 2005 – May 2015 · 10 yrs 2 mos

Greater Seattle Area

I supported corporate communications, helped maintain boeing.com and worked with external video venders Brightcove and YouTube. I also worked extensively with our web content management system HP TeamSite.



Web Design
FILTER LLC (Boeing)
Nov 2000 – Apr 2004 · 3 yrs 6 mos
Greater Seattle Area

Working at Boeing as a contracted employee with the same Corporate Communications Web Team I worked with in 1998. Mostly external web support primarily for www.boeing.com/commercial and www.boeing.com.



UI Design
T-Mobile (VoiceStream Wireless)
May 2000 – Oct 2000 · 6 mos
Greater Seattle Area

Created an on brand user interface solution for an internal revenue tracking tool at VoiceStream Wireless now T-Mobile.

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Education



The University of New Mexico
Biology, General
1989 – 1992
Activities and Societies: Debate

Focus on Biology and History.

West Mesa High
1986 – 1989
Activities and Societies: Model UN, Mock Trial, Debate, Drama

Mock Trial, Model United Nations, Speech and Debate, Drama.

Skills & Endorsements

User Interface Design · 28

 Endorsed by **25 of Chris' colleagues at Boeing**

Web Design · 25

 Endorsed by **Nathan Hepner, who is highly skilled at this**

 Endorsed by **20 of Chris' colleagues at B**

Content Management · 15

 Endorsed by **14 of Chris' colleagues at Boeing**

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